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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                   FORM 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES AND EXCHANGE ACT OF 1934 FOR THE
      FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES AND EXCHANGE ACT OF 1934

                           COMMISSION FILE NO. 0-2525

A.  Full Title of the Plan and the address of the Plan, if different from
    that of the issuer named   below:

    Huntington Bancshares Incorporated Deferred Compensation Plan and Trust
                for Huntington Bancshares Incorporated Directors

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                               Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287


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                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
        Report of Independent Auditors                                                             3

        Statements of Financial Condition -
          December 31, 1996 and 1995                                                               4

        Statements of Income and Changes in Plan Equity -
          For the years ended December 31, 1996, 1995 and 1994                                     5

        Notes to Financial Statements                                                              6

        Exhibit
          Consent of Independent Auditors                                                         10

                                       2

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                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors at December 31, 1996 and 1995, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                        /s/ ERNST & YOUNG LLP

Columbus, Ohio
March 21, 1997

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

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                       STATEMENTS OF FINANCIAL CONDITION

                                                                                        December 31,
                                                                                  1996                1995
                                                                               ----------          ----------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 74,158 shares in
  1996 and 56,081 shares in 1995;
  Cost: $1,161,502 in 1996
  and $878,436 in 1995 (Note 3)                                                $1,955,907          $1,345,936

Accrued dividends and interest receivable                                          14,889              11,275
                                                                               ----------          ----------

        TOTAL ASSETS                                                           $1,970,796          $1,357,211
                                                                               ==========          ==========
LIABILITIES AND PLAN EQUITY

Plan Equity                                                                     1,970,796           1,357,211
                                                                               ----------          ----------
        TOTAL LIABILITIES AND PLAN EQUITY                                      $1,970,796          $1,357,211
                                                                               ==========          ==========


See notes to financial statements.

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

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                                             Year ended December 31,
                                                                1996                  1995                  1994
                                                             ----------            ----------            ----------
Investment income:

   Cash dividends on Huntington Bancshares
     Incorporated Common Stock                               $   52,967            $   39,963            $   33,022
   Interest                                                         185                   200                   155
                                                             ----------            ----------            ----------
                                                                 53,152                40,163                33,177
--------

Realized gains on investments (Note 3)                            9,546                   ---                70,922

Unrealized appreciation (depreciation)
  of investments (Note 3)                                       326,905               387,602             (126,790)

Contributions                                                   251,575               217,500               208,620

Withdrawals                                                     (27,593)                  (10)             (313,794)
                                                             ----------            ----------            ----------
Net  increase (decrease) in Plan Equity                         613,585               645,255             (127,865)

Plan Equity - Beginning of period                             1,357,211               711,956               839,821
                                                             ----------            ----------            ----------
Plan Equity - End of period                                  $1,970,796            $1,357,211            $  711,956
                                                             ==========            ==========            ==========


See notes to financial statements.


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

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1996

Note 1 - Summary of Accounting Policies

Description of the Plan

The Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors (the "Plan") was adopted by the Board of Directors of Huntington Bancshares Incorporated ("Huntington") on April 25, 1991, to be effective on that date.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington Trust Company, National Association (the "Trustee"). The Plan was adopted to provide any Director of Huntington with the option to defer receipt of all or a portion of the compensation payable to him or her for services as a Director. Huntington transfers the amount of the compensation deferred by a Director pursuant to the Plan to a trust fund administered by the Trustee.

Amounts held in the trust fund may be invested by the Trustee in common stock, common trust funds, real estate, and other property which the Trustee deems to be in the best interest of the participating Directors. The Trustee maintains a separate account for each Director which reflects such Director's share of assets held in his or her account in the Plan.

The Plan is administered by a committee of the Huntington Board of Directors (the "Committee") consisting of not less than three members. As of March 28, 1997, the members of the Committee were Timothy P. Smucker, George A. Skestos, and Don Conrad. The members of the Committee are appointed by the Board of Directors of Huntington (the "Board") and serve until they resign or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

Distributions are made either in a lump sum or in equal annual installments over a period of not more than ten years. The Committee has sole discretion to distribute all or a portion of a Director's account in the event such Director requests a hardship distribution.

Huntington may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of Directors to amounts previously credited to their accounts.

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

Investments

As of December 31, 1996 and 1995, Plan assets were primarily invested in shares of common stock of Huntington ("Common Stock"). These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Withdrawals

Withdrawals in the form of Common Stock are reported at market value.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees incurred in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $5,284, $4,326, and $3,860 for 1996, 1995, and 1994, respectively.

Note 2 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a Director will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when Common Stock is purchased for a Director's account, or when dividends are paid to a Director's account on such shares. Rather, a Director will incur federal income tax liability for such contributions and income only when distributions are made to a Director.

Huntington is subject to any federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan. If, at any time, it is determined that compensation deferred pursuant to the Plan is currently subject to income tax by the Directors or their beneficiaries, the Plan shall terminate and any amounts held in the trust fund shall be distributed to the Directors or their beneficiaries.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.


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Note 3 - Net Realized and Unrealized Appreciation (Depreciation) of Investments

The following tables summarize the net realized and unrealized appreciation (depreciation) of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1996:

                                                                  1996                 1995            1994
                                                              ------------        ------------      ----------
Aggregate proceeds                                            $     27,593        $        ---      $  313,739
Aggregate cost                                                      18,047                 ---         242,817
                                                              ------------        ------------      ----------
Net realized gains                                            $      9,546        $        ---      $   70,922
                                                              ============        ============      ==========


                                                                  1996                 1995            1994
                                                              ------------        ------------      ----------
Market value                                                  $  1,955,907        $  1,345,936      $  703,820
Cost                                                             1,161,502             878,436         623,922
                                                              ------------        ------------      ----------
Accumulated unrealized appreciation                           $    794,405        $    467,500      $   79,898
                                                              ============        ============      ==========
Change in accumulated unrealized
  appreciation between years                                  $    326,905        $    387,602      $ (126,790)
                                                              ============        ============      ==========


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



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Bancshares Incorporated Deferred Compensation Plan and Trust for Huntington Bancshares Incorporated Directors has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       HUNTINGTON BANCSHARES INCORPORATED
                      DEFERRED COMPENSATION PLAN AND TRUST
                FOR HUNTINGTON BANCSHARES INCORPORATED DIRECTORS

Date: March 28, 1997                    By:  /s/ Ralph K. Frasier
                                             ---------------------------
                                             Ralph K. Frasier
                                             General Counsel and Secretary
                                             Huntington Bancshares Incorporated


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